SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2006
Commission File Number: 1-13368
POSCO
(Translation of registrant’s name into English)
POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                    .]

SIGNATURES
EX-99.1 An English-language translation of documents with respect to the resolution of the Board of Directors regarding the Annual General Meeting of Shareholders
EX-99.2 An English-language translation of documents with respect to the Increase of Sales or Income exceeding 15% and Financial Performance compared with that of the Latest Fiscal Year
EX-99.3 An English-language translation of documents with respect to the resolution of Dividend Payment

POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 :	An English-language translation of documents with respect to the resolution of the Board of Directors regarding the Annual General Meeting of Shareholders.

Exhibition 99.2 :	An English-language translation of documents with respect to the Increase of Sales or Income exceeding 15% and Financial Performance compared with that of the Latest Fiscal Year.

Exhibition 99.3 :	An English-language translation of documents with respect to the resolution of Dividend Payment .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO

(Registrant)

Date	January 12, 2006	By /s/ Cho, Jae-Ku

(Signature)*
*Print the name and title under the signature of the signing officer.		Name:	Cho, Jae-Ku
		Title:	General Manager of Finance Management Department